FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EARNINGS REPORT

Third Quarter 2009 Earnings Report

October 22, 2009

Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today its unaudited results for the third quarter of 2009.

Revenues increased 26%, and operating income rose 32%, as compared to 3Q08. Adjusted EBITDA rose 35% and recorded a margin of 14.7% in 3Q09, up from 13.7% in 3Q08. Net income of majority interest was Ps. 134 million, a decrease of 43% as compared 3Q08. The reduction was principally the result of higher financial expense resulting from a higher exchange loss and increased taxes as compared to the prior year period.

Nine month 2009 revenues increased 41% to Ps. 25,567 million. Adjusted EBITDA increased 66% through the first three quarters as compared to the prior year period, with a margin of 14.1% as compared to 12.0% in the prior year period. Net income of majority interest totaled Ps. 533 million in the first nine months of 2009, an increase of 67%. (See discussion of consolidated results.)

The principal sources of revenue growth in the quarter were Civil Construction (up 37%) and Concessions (up 95%), principally as a result of the maturation of projects that were contracted in 2007 and 2008.

ICA was awarded new contracts and contract additions totaling Ps. 16,001 million during 3Q09. As of September 30, 2009, total construction backlog was Ps. 46,552 million – the highest in ICA’s history.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

EARNINGS REPORT

Overview of the Quarter

During 3Q09, ICA continued to execute successfully the current mix of projects, increasing both revenues and EBITDA significantly. The Civil Construction, Industrial Construction, and Infrastructure Concessions business units benefitted from the government’s infrastructure programs. At the same time, the business areas that have been most affected by the recession have repositioned themselves and are setting the foundations for recovery. In addition to the solid performance during the quarter, the company took the strategic actions that are expected to contribute to future growth and profitability. Most notably, we issued 150 million common shares, raising the equivalent of US$221 million in new capital that will provide the resources for future growth; we opened the doors on the Mexico City Terminal 2 hotel in the Airports area; we achieved the controlling interest in Viabilis Infraestructura, which has the concession for the Rio de los Remedios-Ecatepec tollroad, and acquired tunnel and water project specialist Construcciones y Trituraciones, S.A. de C.V. (COTRISA) to improve our competitive positions in bidding for projects of that nature. In addition, we continued to win new long-term projects, such as the El Realito aqueduct and the Agua Prieta water treatment plant.

Since 2008, the Airports, Housing Development, and Rodio business units have been taking measures to mitigate the impact of the macroeconomic environment. Airports focused on protecting aeronautical revenues, improving the commercial offering and developing commercial activities that are not directly tied to passenger traffic, and controlling costs. The NH-branded hotel in Terminal 2 of the Mexico City International Airport opened on August 24, 2009, which is expected to generate a significant new source of non-aeronautical revenues. Housing has focused on the entry level and economical housing segments, and put in place programs to cut costs and reduce inventories. Infonavit, the agency responsible for providing most home mortgage financing, improved its performance. According to the agency, it reduced the shortfall in the number of mortgage loans approved from a level that was 14% below the 2008 level in June to 10% below the 2008 level by September. Rodio remains stable and continues to implement a policy of strict expense controls and optimization of costs to offset the construction sector downturn in Spain.

INVESTOR RELATIONS	www.ica.com.mx	2/24

EARNINGS REPORT

Construction

Civil Construction

•

Civil construction revenues increased principally as a result of contracts awarded in 2007 and 2008, including the La Yesca hydroelectric project, the Rio de los Remedios-Ecatepec highway, the Mexico City Metro Line 12, and work on the Red de Carreteras de Occidente (RCO or Farac I) tollroads, continuing the dynamic of the first part of 2009.

•	While the operating margin was in line with results earlier in the year, the margin was slightly below 3Q08 levels as a result of increased project bid expenses.
•

The La Yesca hydroelectric project accounted for 76% of debt in Civil Construction. The increase in debt was the result of additional draws on the La Yesca debt facility as a result of advances in the execution of the project, which has been undertaken under the financed public works mechanism. The debt is expected to be repaid in full upon project completion.

•

Effective July 2009, ICA acquired control of Viabilis Infraestructura, the concessionaire for the Rio de los Remedios—Ecatepec toll highway project, by purchasing one additional share above the 50% already held and through various measures that increased its control of the company’s management and board. In accordance with MFRS, ICA began full consolidation of the results of Viabilis in 3Q09.

•

On September 30th, ICA acquired 100% of Construcciones y Trituraciones, S.A. de C.V. (COTRISA) for Ps. 300 million. COTRISA, which is known for its expertise in building tunnels, underground works, and water management projects, will operate as a division in the civil construction area. With this acquisition, ICA seeks to consolidate its position as the company with the broadest experience in the construction of water and underground projects in Mexico, and to gain an important competitive advantage in bidding for new projects in this area. The balance sheet is consolidated as of September 30th; the income statement will be consolidated effective the fourth quarter.

INVESTOR RELATIONS	www.ica.com.mx	3/24

EARNINGS REPORT

Industrial Construction

•

Revenues were basically unchanged from the prior year period, while the operating margin increased significantly. The increase in operating income was principally the result of the cancellation of a provision related to one project.

•	The projects that contributed most to revenues were the Chicontepec II oil field services project and the Minatitlán refinery reconfiguration project.
•	The increase in debt resulted from financings for the Chicontepec II oil field project and the Dos Bocas oil dehydration project, which were just in their start up phase in the prior year period.
•	Cash decreased because client advances were used as projects advanced; in particular, the Ahmsa project is in its final stages of completion.

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EARNINGS REPORT

Rodio

•

Revenues increased as compared to the prior year period, principally as a result of the appreciation of the euro against the peso. Rodio continues to execute the strict expense control and optimization of costs programs initiated in 2008, which allowed the company to improve its operating margins and mitigate the effects of the impact of the recession in Spain on the construction and real estate sectors.

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EARNINGS REPORT

Construction Backlog

•	Backlog as of September 30, 2009 was Ps. 46,552 million, the highest in ICA’s history. Backlog was the equivalent of 20 months of construction revenues at 3Q09 levels.
•

Four projects accounted for 50% of backlog: the Mexico City Metro Line 12, the Eastern Outlet Tunnel, the Madero and Cadereyta clean fuels projects, and the Poza Rica cryogenic plant. In aggregate, these three projects were 27% completed as of September 30, 2009.

•	Twenty-seven percent of projects were unit price contracts, 52% were fixed price contracts, and 21% had both unit price and fixed price components.
•

Foreign currency denominated projects accounted for 30% of backlog. These included the La Yesca hydroelectric project, the Poza Rica cryogenic plant, a portion of the Madero and Cedereyta clean fuels projects, and several other Industrial Construction projects for Pemex.

•	The ratio of new contracts to construction revenues (the book and burn ratio) was 2.29 during 3Q09.
•

During the third quarter ICA was awarded new contracts and net contract additions totaling Ps. 16,001 million. The backlog for the 3Q09 is composed by 69% in Civil Construction, 30% in Industrial Construction, and 1% in Rodio.

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EARNINGS REPORT

•	COTRISA contracts added Ps. 950 million in backlog, as a result of ICA’s acquisition of the company. Of the total, Ps. 924 million is COTRISA’s share in the Eastern Outlet Tunnel project.

INVESTOR RELATIONS	www.ica.com.mx	7/24

EARNINGS REPORT

Infrastructure

Concessions

•	Revenues increased principally as a result of increased revenues from the Corredor Sur in Panama, and the increase in revenues from operation and maintenance of the various concessions.
•

Debt increased as a result of the advance in the execution of projects that are under construction, principally the Nuevo Necaxa-Tihuatlán, Río Verde-Ciudad Valles, Querétaro-Irapuato, and Aqueduct II projects.

•

ICA currently has 10 concessioned highway projects. Five of the projects are in operation, and the other five are under construction. Two projects are being undertaken under the Public Private Partnership (PPP) mechanism, and two are a mix of PPP and tolls. Irapuato-La Piedad was the first PPP project to start operation in Mexico.

•

The Corredor Sur tollroad, which links downtown Panama City, Panama with the international airport, continues to record growth as a result of economic growth in Panama, and operating changes and marketing campaigns that promote electronic payments, prepayments, and exact amount payments at tollbooths.

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EARNINGS REPORT

INVESTOR RELATIONS	www.ica.com.mx	9/24

EARNINGS REPORT

Airports

•	The Airports segment includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA).
•

With the opening of the NH Mexico City Airport Terminal 2 Hotel during the quarter, OMA took a decisive step in the development of additional sources of non-aeronautical revenues. Total revenues were higher than the three previous quarters, in part as a result of initiatives to preserve aeronautical revenues. In addition, OMA continued to implement cost control measures. These actions contributed to offsetting most of the impact of lower traffic volumes on revenues and to an increase in Adjusted EBITDA margin.

•	Passenger traffic decreased 15.4% to 3.0 million, while revenues decreased only 2%. Monterrey, OMA’s principal airport, contributed 47.7% of revenues.
•

Total operating costs and general and administrative (G&A) expenses decreased 7.1%. OMA continues to execute measures to control costs and expenses to minimize the impact on margins of rising prices and the reduction in passenger traffic. These measures included reductions in consumption of energy, water, and materials and supplies, among others.

The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://www.bmv.com.mx or http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

INVESTOR RELATIONS	www.ica.com.mx	10/24

EARNINGS REPORT

Housing Development

•

Effective January 1, 2009, ViveICA elected early adoption of Interpretation of Financial Information Norms statement INIF-14, “Contracts for the construction, sale and provision of services related to real estate,” according to which revenue is recognized only at the moment of the transfer of title to the purchaser. (See the Notes section for further discussion of INIF-14.)

•

During the third quarter ViveICA sold 1,729 units. Based on the number of mortgages granted by Infonavit, ViveICA maintained its 9th place ranking among homebuilders nationwide. ViveICA had 22 projects in operation in ten states at the end of the third quarter.

•

Revenues increased compared to 3Q08, while the operating margin decreased as a result of discounts offered on middle income residential homes as well as changes in the regulations for authorizing mortgage loans from Infonavit and private mortgage companies (Sofoles).

•

The land reserve as of September 30, 2009 was 2,003 hectares, equivalent to 100,944 housing units in 22 projects in Aguascalientes, Baja California, Chihuahua, Guanajuato, Jalisco, Mexico City, Mexico State, Morelos, Nuevo León, Querétaro, Quintana Roo, and Veracruz. This reserve is equivalent to 14 years of sales at 3Q09 levels.

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EARNINGS REPORT

Consolidated Third Quarter Results

Revenues were Ps. 8,574 million, an increase of 26% as compared to Ps. 6,790 million in 3Q08. The increase in revenues was principally due to increases in Civil Construction and Concessions. Revenues generated in Mexico represented 92% of the total. Revenues denominated in foreign currency, both dollars and other currencies, were 23% of the total.

Cost of sales increased 26%, in line with the growth of revenues. Cost of sales also included Ps. 241 million in interest expense on financed projects in Civil Construction, Concessions, and Housing, as compared to Ps. 168 million in the prior year period.

General and administrative expenses increased 18%, slower than the growth in revenues, as a result of improved efficiency during the quarter.

Operating income was Ps. 695 million, an increase of 32%. The Construction segment contributed 48% of operating income, Infrastructure 45%, and Housing 7%. The consolidated operating margin was 8.1%, as compared to 7.8% in 3Q08.

Comprehensive financing cost in 3Q09 increased to Ps. 226 million, as compared to Ps. 121 million in 3Q08. The increase was principally the result of an increased exchange loss and lower

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EARNINGS REPORT

interest income which offset a lower level of interest expense and a smaller loss on the mark to market of financial derivatives positions. (See discussion on financial derivatives for more detail.)

Share of net loss of unconsolidated affiliates was Ps. 61 million, as compared to a loss of Ps. 38 million in the prior year period. The increased loss is principally the result of an exchange rate derivative position included in the results of RCO, the operator of the FARAC I tollroad package.

Income before taxes totaled Ps. 363 million, an increase of 1%.

Taxes increased principally because of provisions for the flat rate corporate tax (IETU) in Civil and Industrial Construction. In 2008, these provisions were made principally in the fourth quarter. In addition, in 3Q08 there was a recovery of taxes of Ps. 25 million. The effective tax rate was 31.35% of pretax income. Of total taxes, 44% are cash taxes, and the balance is deferred taxes.

Consolidated net income was Ps. 221 million. Net income decreased as compared to 3Q08 principally as a result of the exchange loss included in financial expense and a higher level of taxes.

Net income of majority interest was Ps. 134 million, a decrease of 43%, as compared to Ps. 232 million in 3Q08.

•	Earnings per share were Ps. 0.21.
•	Earnings per ADS were US$0.06.

Adjusted EBITDA

•

Adjusted EBITDA in 3Q09 was Ps. 1,262 million, with an adjusted EBITDA margin of 14.7%. One of the factors increasing Adjusted EBITDA was a higher level of interest expense included in cost of sales of certain projects.

•

Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates

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EARNINGS REPORT

of the total value of our company in comparison to other companies. Financial ratios calculated on the base of adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Total Debt

•

Total debt increased as a result of the execution of projects that require financing, and in accordance with the terms of the financings for those projects. ICA expects that debt will continue to increase in step with the advance of execution of concessions and financed projects such as the La Yesca hydroelectric project.

•	Sixty-five percent of debt is bank debt and 35% is securities debt, principally for concessions.
•

Twenty-one percent of debt is short-term. Of this, 53% represents working capital lines for Civil Construction, Industrial Construction, and Rodio; 29% is in the Infrastructure segment, and includes the current portion of long-term debt and OMA working capital lines; and 17% is in Housing Development, for construction loans and working capital lines.

•

Long-term debt is 79% of total debt: 66% is in Concessions and Airports; 30% is for the La Yesca hydroelectric project; and the balance is for structured financings in Housing with terms of more than one year.

•	ICA’s policy is that financing be contracted in the same currency as the source of repayment; 39% of total debt is denominated in foreign currencies, principally U.S. dollars.
•	100% of debt is related to projects; ICA has no debt at the holding company level.

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EARNINGS REPORT

Financial Derivative Instruments

•

ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project. ICA contracts its financings in the same currency as the source of repayment.

•

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in Mexican Financial Reporting Standards (MFRS). Other derivative financial instruments that do not meet MFRS requirements for hedge accounting treatment are designated as trading derivatives.

•

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies, validated by first party experts, and supported by sufficient, reliable, and verifiable information.

•

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded temporarily in comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period.

•	The following table details the principal derivative positions of ICA, and the principal income statement and balance sheet effects during the quarter:

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EARNINGS REPORT

•

At the request of the National Securities and Banking Commission (CNBV), ICA began disclosing on a periodic basis qualitative and quantitative information regarding all its positions in financial derivatives, whether recognized or not in its income statement and balance sheet, starting December 15, 2008. Information as of September 30, 2009 will be available on the Emisnet system of the Mexican Stock Exchange and a translation will be furnished on Form 6-K to the U.S. Securities and Exchange Commission.

New Financial Information Norms

The Mexican Council for the Investigation and Development of Financial Information Norms, or CINIF, which is responsible for issuing financial information standards, is in the process of converging Mexican Financial Information Standards with International Financial Reporting Standards (IFRS) and of making modifications to other Financial Information Norms (NIFs).

Financial Information Norms and Interpretations (INIFs) issued by CINIF that have gone into effect for reporting periods staring January 1, 2009 are: NIF B-7, “Business acquisitions;” NIF B-8, “Consolidated or combined financial statements;” NIF C-7, “Investments in affiliates and other permanent investments;” NIF C-8, “Intangible assets;” NIF D-8, “Share-based payments;” and INIF 16, “Category transfers of primary financial instruments for trading purposes.”

ICA has been evaluating these NIFs in order to identify the applicable standards and to generate and provide information in compliance with such standards. Since these NIFs establish general guidelines and not specific criteria, ICA’s management is taking into account many relevant factors to assist them in making decisions that best reflect ICA’s operations.

Of the particular importance are the standards regarding the determination of control in accordance with NIF B-8, “Consolidated or combined financial statements.” As part of the convergence of NIFs with IFRS, ICA has been evaluating all its investments, including ICA Fluor, in which the newly applicable definition of control could result in proportional consolidation of an entity that ICA currently fully consolidates. If proportional consolidation were to be required in the case of ICA Fluor, the consolidated revenues and operating income of ICA could decrease by approximately 11% and 6%, respectively, and reduce assets and liabilities by 5% and 6%, respectively. Any such proportional consolidation would affect only the classification of amounts to different line items; net income of majority interest and shareholders’ equity would not be affected. ICA expects to complete the process of evaluating and incorporating this effect prior to the release of its financial statements for the full year 2009.

Subsequent Events

On October 2, 2009, ICA’s affiliate Red de Carreteras de Occidente S.A.P.I.B. de C.V., (RCO), Mexico’s largest private toll road operator and the operator of the concessioned highways commonly known as FARAC 1, in which ICA holds a 20% interest, placed Ps. 6,550 million in equity-linked structured notes (CKDES) with Mexican institutional investors. The CKDES were issued through a trust created for this sole purpose, with proceeds to be used for a capital increase through the subscription of new RCO Series B shares. RCO plans to use the net proceeds of the capital increase primarily to pay down debt.

The price of the placement was Ps. 77 per CKDES. The CKDES begin trading on October 2, 2009, on the Mexican Stock Exchange under the ticker “RCOCB”. Each CKDES is backed by 100 Series B shares in RCO deposited in the issuing trust.

In addition to the transaction, the original shareholders of RCO — ICA and Goldman Sachs Infrastructure Partners (GSIP)—have jointly committed to subscribe to 2,597 million new Series A

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EARNINGS REPORT

shares in RCO (equivalent to approximately Ps. 2,000 million), at the same price per share as the Series B shares subscribed by the issuing trust. Of this total, ICA plans to subscribe for 20% and GSIP 80%. After giving effect to these transactions and the original shareholders’ capital increase, the equity ownership of RCO will be made up by GSIP with approximately 54.5%, ICA with approximately 13.6%, and the issuing trust with approximately 31.9%.

Conference Call Invitation

•

ICA invites you to participate in a conference call on October 23, at 10:00 a.m. EDT (9:00 am Mexico City time). In order to participate, please call (877) 941-8601 from the U.S. or +1 (480) 629-9810 internationally. The conference ID is 4172593. A replay will be available until October 30, 2009 by calling (800) 406-7325 from the U.S. or +1 (303) 590-3030 internationally, with the same reference code.

•	The conference call will also be available via Webcast.

http://phx.corporateir.net/playerlink.zhtml?c=83646&s=wm&e=2492350

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EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.

Consolidated Statement of Income, Third Quarter

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EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.

Consolidated Statement of Income, Nine Months

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EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.

Consolidated Balance Sheet

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EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.

Consolidated Cash Flow Statement

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EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.

Consolidated Segment Information, Third Quarter

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EARNINGS REPORT

Notes and disclaimers

Mexican Financial Reporting Standards (MFRS): financial statements and other information are presented in accordance with Mexican Financial Reporting Standards and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

Early adoption of INIF-14 by Housing: ICA’s housing subsidiary, ViveICA, elected to make early adoption, effective January 1, 2009, of the Interpretation of Financial Information Norms statement INIF-14, “Contracts for the construction, sale and provision of services related to real estate,” issued by the Mexican Council for the Research and Development of Financial Information Norms. This interpretation is a complement to the standards contained in Bulletin D-7 “Construction contracts.” Adoption of INIF-14 becomes obligatory on January 1, 2010. This change applies to the timing of revenue recognition from the construction contracts, the sale or provision of services related to real estate, and provides for its early adoption. Basically, for those entities where there exists a contractual obligation to deliver real estate to the purchaser who, at the same time, has only a limited ability to influence the design of the project, the recognition of revenue will take place at the time title is transferred. Consequently, in the case of ViveICA, effective January 1, 2009, revenue will be recognized only when title to the house is transferred. ViveICA believes that the early adoption provides greater clarity and objectivity to its financial statements. Information previously reported has been restated to recognize revenues in accordance with the foregoing.

Unaudited financials: financial statements are unaudited, preliminary statements.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 13.5078 per U.S. dollar.

Proportional Consolidation: ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control, effective at the beginning of 2006.

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Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

_____________________

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer